Building wealth through developing and operating major copper & gold mines

TASEKO TO RELEASE FIRST QUARTER 2011 RESULTS ON JUNE 9, 2011

June 7, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) will release its first quarter 2011 results after market close on Thursday, June 9, 2011 and will host a telephone conference call on Friday, June 10 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until June 17, 2011 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 69810711.

For further information, contact Investor Relations – 778-373-4533, toll free 1 (877) 441-4533.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com